SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101. Information to be Included in Statements Filed Pursuant to

§ 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a))

Under the Securities Exchange Act of 1934

(Amendment No. 6)

China Unicom (Hong Kong) Limited

(Name of Issuer)

Ordinary Shares, Par Value HK$0.10 Per Share

(Title of Class of Securities)

16945R 10 4

(CUSIP Number)

Chu Ka Yee

China Unicom (Hong Kong) Limited

75th Floor, The Center

99 Queen’s Road Central

Hong Kong

Telephone: (+852) 2121 3220

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 30, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

1.	NAME OF REPORTING PERSON CHINA UNITED NETWORK COMMUNICATIONS GROUP COMPANY LIMITED(1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: PEOPLE’S REPUBLIC OF CHINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: None
	8.	SHARED VOTING POWER: 17,807,130,256(2)
	9.	SOLE DISPOSITIVE POWER: None
	10.	SHARED DISPOSITIVE POWER: 17,807,130,256
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 17,807,130,256(2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 75.6%(2)
14.	TYPE OF REPORTING PERSON: CO

(1)	Formerly known as China United Telecommunications Corporation.
(2)

Includes (i) 9,725,000,020 Unicom Shares held by China Unicom (BVI) Limited, a company incorporated in the British Virgin Islands (“Unicom BVI”), and (ii) 8,082,130,236 Unicom Shares held by China Netcom Group Corporation (BVI) Limited, a company incorporated in the British Virgin Islands (“Netcom BVI”).

1.	NAME OF REPORTING PERSON CHINA UNITED NETWORK COMMUNICATIONS LIMITED(1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: PEOPLE’S REPUBLIC OF CHINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: None
	8.	SHARED VOTING POWER: 17,807,130,256(2)
	9.	SOLE DISPOSITIVE POWER: None
	10.	SHARED DISPOSITIVE POWER: 9,725,000,020
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 17,807,130,256(2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 75.6%(2)
14.	TYPE OF REPORTING PERSON: CO

(1)	Formerly known as China United Telecommunications Corporation Limited.
(2)

Includes (i) 9,725,000,020 Unicom Shares held by Unicom BVI and (ii) 8,082,130,236 Unicom Shares held by Netcom BVI as to which the Reporting Person may be deemed to be the beneficial owner due to its beneficial ownership interest in Unicom BVI and the formation of a group (as defined in Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) between Unicom BVI and Netcom BVI as a result of the Concert Party Agreement as described in Items 3 and 4 of the Schedule 13D. The Reporting Person disclaims beneficial ownership of the 8,082,130,236 Unicom Shares held by Netcom BVI.

1.	NAME OF REPORTING PERSON CHINA UNICOM (BVI) LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☒ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: None
	8.	SHARED VOTING POWER: 17,807,130,256(1)
	9.	SOLE DISPOSITIVE POWER: None
	10.	SHARED DISPOSITIVE POWER: 9,725,000,020
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 17,807,130,256(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 75.6%(1)
14.	TYPE OF REPORTING PERSON: CO

(1)

Includes (i) 9,725,000,020 Unicom Shares held by the Reporting Person and (ii) 8,082,130,236 Unicom Shares held by Netcom BVI as to which the Reporting Person may be deemed to have acquired beneficial ownership due to the formation of a group (as defined in Rule 13d-5(b)(1) under the Exchange Act) between the Reporting Person and Netcom BVI as a result of the Concert Party Agreement as described in Items 3 and 4 of the Schedule 13D.

1.	NAME OF REPORTING PERSON CHINA NETCOM GROUP CORPORATION (BVI) LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☒ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: None
	8.	SHARED VOTING POWER: 17,807,130,256(1)
	9.	SOLE DISPOSITIVE POWER: None
	10.	SHARED DISPOSITIVE POWER: 8,082,130,236
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 17,807,130,256(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 75.6%(1)
14.	TYPE OF REPORTING PERSON: CO

(1)

Includes (i) 8,082,130,236 Unicom Shares held by the Reporting Person and (ii) 9,725,000,020 Unicom Shares held by Unicom BVI as to which the Reporting Person may be deemed to have acquired beneficial ownership due to the formation of a group (as defined in Rule 13d-5(b)(1) under the Exchange Act) between Unicom BVI and the Reporting Person as a result of the Concert Party Agreement as described in Items 3 and 4.

This Amendment No. 6 (“Amendment No. 6”) amends and supplements the disclosures in Item 3 (Source and Amount of Funds or Other Consideration), Item 4 (Purpose of the Transaction), Item 6 (Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer) and Item 7 (Material to be Filed as Exhibits) of the Schedule 13D (“Schedule 13D”) filed with the Securities and Exchange Commission on October 27, 2008, as amended by Amendment No. 1 filed on November 25, 2008 (“Amendment No. 1”), Amendment No. 2 filed on December 24, 2008 (“Amendment No. 2”), Amendment No. 3 filed on January 14, 2009 (“Amendment No. 3”), Amendment No. 4 filed on September 29, 2009 (“Amendment No. 4”) and Amendment No. 5 filed on June 13, 2012 (“Amendment No. 5”), relating to the ordinary shares of par value HK$0.10 per share (“Unicom Shares”) of China Unicom (Hong Kong) Limited (formerly known as China Unicom Limited), a corporation organized under the laws of Hong Kong (“China Unicom”). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D, as previously amended, remain unchanged.

Capitalized terms not otherwise defined in this Amendment No. 6 have the meanings given to them in the Schedule 13D, as previously amended.

Item 3. Source and Amount of Funds or Other Consideration.

The last paragraph of Item 3 of the Schedule 13D, as previously amended, is hereby amended and restated as follows:

On June 10, 2012, Netcom BVI entered into a share purchase agreement for the sale and purchase of shares in China Unicom (Hong Kong) Limited with Telefónica Internacional, S.A.U. (“Telefónica”), as amended on July 21, 2012 (the “Telefónica SPA”), pursuant to which Netcom BVI agreed to acquire an aggregate of 1,073,777,121 Unicom Shares, representing approximately 4.56% of the issued share capital of China Unicom, at a price of HK$10.02 per Share. The aggregate consideration for the acquisition is HK$10,759,246,752.42. The transaction was completed on July 30, 2012. The majority of the acquisition consideration was funded by loans extended by Industrial and Commercial Bank of China (Asia) Limited and Industrial and Commercial Bank of China (Macau) Limited in the aggregate principal amount of HK$7.5 billion in accordance with loan agreements each dated July 18, 2012. The rest of the acquisition consideration was funded by Netcom BVI’s internal funds. Both loans bear interest at the rate of 1.6% per annum over HIBOR and will mature, unless earlier repaid, in five months from the date of the first drawing. A copy of the supplemental agreement to the share purchase agreement is filed as Exhibit J hereto and each of the loan agreements is filed as Exhibit K and Exhibit L hereto, respectively, and are hereby incorporated herein by reference. This summary of certain terms of the loan agreements does not purport to be a full and complete description of such documents and is entirely qualified by reference to the full text of such documents attached as Exhibit K and Exhibit L to this Amendment No. 6.

Item 4. Purpose of the Transaction.

The last two paragraphs of Item 4 of the Schedule 13D, as previously amended, are hereby amended and restated as follows:

On June 10, 2012, Netcom BVI entered into the Telefónica SPA with Telefónica pursuant to which Netcom BVI agreed to acquire an aggregate of 1,073,777,121 Unicom Shares, representing approximately 4.56% of the issued share capital of China Unicom, at a price of HK$10.02 per Share. The aggregate consideration for the acquisition is HK$10,759,246,752.42. The transaction was completed on July 30, 2012.

Except as set forth in this Amendment No. 6 and the Schedule 13D, as previously amended, none of the Companies nor, to the best knowledge of each of the Companies, any of its respective executive officers or directors has any present plans or proposals that relate to or would result in the occurrence of any of the following events: (a) the acquisition by any person of additional securities of China Unicom, or the disposition of securities of China Unicom; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving China Unicom or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of China Unicom or any of its subsidiaries; (d) any change in the present board of directors or management of China Unicom, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of China Unicom; (f) any other material change in China Unicom’s business or corporate structure; (g) changes in China Unicom’s memorandum and articles of association or instruments corresponding thereto or other actions which may impede the acquisition of control of China Unicom by any person; (h) causing a class of securities of China Unicom to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of China Unicom becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 3 of this Amendment is hereby incorporated by reference in this Item 6.

Item 7. Material To Be Filed As Exhibits.

Item 7 of the Schedule 13D, as previously amended, is hereby amended by adding the following exhibits:

Exhibit J:

Supplemental agreement to the share purchase agreement for the sale and purchase of shares in China Unicom (Hong Kong) Limited, dated as of July 21, 2012, by and between China Netcom Group Corporation (BVI) Limited and Telefónica Internacional, S.A.U.

Exhibit K:

HK$6.5 billion Five-month Term Loan Facility Agreement, dated as of July 18, 2012, between China Netcom Group Corporation (BVI) Limited, as borrower, and Industrial and Commercial Bank of China (Asia) Limited, as lender

Exhibit L:

HK$1.0 billion Five-month Term Loan Facility Agreement, dated as of July 18, 2012, between China Netcom Group Corporation (BVI) Limited, as borrower, and Industrial and Commercial Bank of China (Macau) Limited, as lender

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

China United Network Communications Group Company Limited			China United Network Communications Limited

By:	/s/ Chang Xiaobing		By:	/s/ Chang Xiaobing
	Name:	Chang Xiaobing		Name:	Chang Xiaobing
	Title:	Chairman		Title:	Chairman
	Date:	August 1, 2012		Date:	August 1, 2012

China Unicom (BVI) Limited			China Netcom Group Corporation (BVI) Limited

By:	/s/ Chang Xiaobing		By:	/s/ Li Fushen
	Name:	Chang Xiaobing		Name:	Li Fushen
	Title:	Director		Title:	Director
	Date:	August 1, 2012		Date:	August 1, 2012